Leader Funds Trust

315 W. Mill Plain Blvd.

Suite 204

Vancouver, WA 98660

May 13, 2019

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Leader Funds Trust (CIK No. 0001580642, File Nos. 333- 229484 and 811- 23419) Request for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

Dear Sir or Madam:

Leader Funds Trust (the “Trust) has determined that the pre-effective amendment filed on Form N-1A on its behalf on May 13, 2019 (accession number 0001580642-19-002479) (the "Amendment") was filed with an incorrect effective date and that it is in the best interests of the Trust and the public that the filing be withdrawn. The 75 days after filing pursuant to paragraph (a)(2) should not have been checked off under the section “It is proposed that this filing will become effective (check appropriate box)” of the N-1A cover page. Accordingly, pursuant to Rule 477(a) under the 33 Act, the Trust hereby requests that the Amendment be withdrawn. The Trust will file an updated pre-effective amendment to correct the effectiveness of the filing. Please direct any questions concerning this letter to John Lively of Practus, LLP, counsel to the Trust at (913) 660-0778.

Very truly yours,
_/s/ John Lively_
John Lively